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                                   May 1, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    David R. Humphrey,
              Accounting Branch Chief


                  BENIHANA, INC. (THE "COMPANY')
                  FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 27, 2005 FORM 10-Q FOR THE QUARTER ENDED OCTOBER 9, 2005
                  FILE NO. 000-26396

Gentlemen:


        This is in response to your March 27, 2006 letter commenting on the above referenced filings. For your convenience, we have repeated your numbered comments which are reproduced in bold type, and the Company's responses are provided below each comment.

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 27, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
OUTLOOK, PAGE 24

1. AFTER REVIEWING YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER ONE, WE BELIEVE THAT THE APPROACH THAT YOU HAVE PROPOSED FOR FUTURE FILED DOCUMENTS IS NOT IN COMPLIANCE WITH THE GUIDELINES AS SET FORTH IN FR-65, AND THEREFORE IS NOT PERMITTED. IT WOULD APPEAR THAT YOU ARE PRESENTING "RESTAURANT OPERATING PROFIT" AS A NON-GAAP PERFORMANCE MEASURE (AND NOT, IN THE ALTERNATIVE, AS A LIQUIDITY MEASURE). AS SUCH, THE SAMPLE RECONCILIATION THAT YOU HAVE PROVIDED DOES NOT FOLLOW THE GUIDELINES OF FR-65 FOR FILED DOCUMENTS, WHICH SPECIFICALLY STAT THAT RECONCILING ITEMS FOR NON-GAAP PERFORMANCE MEASURE ARE SUCH ITEMS THAT ARE "NON-RECURRING" IN NATURE. THIS SAME GUIDANCE CAN ALSO BE FOUND IN ITEM 10(E)(II)(B) OF REGULATION S-K. AS "RESTAURANT OPENING COSTS" AND "MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES" ARE RECURRING ITEMS, THEY ARE NOT APPROPRIATE RECONCILING ITEMS. IN ADDITION, YOUR DISCLOSURE THAT RESTAURANT OPERATING PROFIT "IS A WIDELY USED METRIC WITHIN THE RESTAURANT INDUSTRY" IS NOT ENTIRELY ON POINT, AS WE BELIEVE THIS TO NO LONGER BE TRUE WITH RESPECT TO FILED DOCUMENTS. THEREFORE, WE REITERATE THE CONCLUSION IN OUR PRIOR COMMENT NUMBER ONE, AND ASK THAT YOU OMIT THIS MEASURE FROM YOUR FILED REPORTS.

        We will omit "restaurant operating profit" from future reports filed by the Company.
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FORM 10-Q FOR THE QUARTER ENDED JANUARY 1, 2006
NOTE 7. RELATED PARTY TRANSACTIONS, PAGE 9

2. WE NOTE YOUR RESPONSE TO OUR COMMENT NUMBER NINE AND YOUR ANALYSIS OF THE CONVERSION OPTION RELATED TO THE SERIES B CONVERTIBLE STOCK. WE BELIEVE THAT YOUR ANALYSIS PROVIDES JUSTIFICATION FOR YOUR CLASSIFICATION OF THE INSTRUMENT AS EQUITY, BUT THINK THAT YOU SHOULD EXPAND YOUR FOOTNOTE DISCLOSURES TO MORE FULLY DESCRIBE THE MORE SIGNIFICANT CONTRACTUAL FEATURES OF THE ARRANGEMENT AND EXPLAIN THE ACCOUNTING METHODOLOGY THAT YOU HAVE APPLIED. PLEASE REVISE YOUR FOOTNOTES IN FUTURE FILINGS.

        We will expand our footnote disclosures in future filings to more fully describe the more significant contractual features of the arrangement and explain the accounting methodology applied by the Company.


                                                      *******

The Company believes the information included herein addresses the Staff's comments. In addition, the Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions, comments or would like to discuss any of the Company's responses.

                                                    Sincerely,

                                                    /s/ Michael. R. Burris
                                                    Michael R. Burris
                                                    Chief Financial Officer,
                                                    Sr. VP- Finance
                                                    Benihana Inc.